RESIGNATION LETTER

April 1, 2025

To the Shareholders and Board of Directors of

AIS Holdings Group, Inc., a Delaware Company

Ladies and Gentlemen:

This letter serves as notice that as of the date hereof, I hereby resign from my position as Chief Executive Officer, Chief Financial Officer, President, Director, Secretary, and Treasurer of AIS Holdings Group, Inc. My resignation is not the result of any disagreement with the Corporation on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

/s/ Takehiro Abe

Takehiro Abe